Exhibit 4.8

Asset Purchase Agreement dated March 10, 2022

by and among

Dagesh Inventory Counting and Maintenance (“Dagesh”)

Mr. Roei Gasser

and

BOS Dimex Ltd. (“Dimex”)

Summary of Key Terms

1.	Dimex shall purchase the business assets of Dagesh, which provides inventory-counting services in Israel, mainly for retail stores (the “Field”). The purchased business includes Dagesh’s agreements with its customers, a lease of facilities, equipment, software, intellectual property, goodwill and Dagesh’s activities in the Field including. The purchased agreements shall be assigned to Dimex as of the “Effective Date”, which is March 1, 2022.

2.	During a transition period, which ends on April 15, 2022, Dagesh shall continue to conduct the purchased business and employ the related employees, however Dimex shall bear all costs and liabilities related to such activity and employment. Additionally, during the transition period, Dagesh shall refrain from any activity that may have a material adverse effect on its business in the Field.

3.	Following April 15, 2022, Dimex will employ most of Dagesh’s employees and, in addition, Mr. Yaacov David (a manager with Dagesh) will provide Dimex with managerial services for 3 months. Mr. Roei Gasser, Dagesh’s CEO, shall continue to assist Dimex, at its request, during a period of up to 24 months.

4.	The consideration paid by Dimex to Dagesh is NIS 2.3 million (approximately $720,000). The consideration includes the following:

a.	In consideration for the acquisition, Dimex shall pay NIS 2.3 million (approximately $700,000) of which NIS 1.5 million is paid at closing, NIS 650,000 shall be paid in April 2022, NIS 50,000 shall be paid by March 2023 and NIS 100,000 shall be paid by March 2024.

b.	In addition, the agreement contemplates certain contingent consideration payable to Dagesh by March 2023 on the basis of particular milestones and conditions, as follows:

i.	An earn-out payment of 3%-6% of the revenues of the acquired assets in the 12 months ending February 28, 2023, provided that these revenues are in excess of NIS 2.5 million; and

ii.	NIS 100,000, upon the retention of at least 50% of the employees of Dagesh by BOS.

5.	The agreement includes mutual indemnity provisions. Dagesh shall indemnify Dimex for material breaches of its representations or its material obligations prior to the Effective Date, and this obligation shall remain in force for 24 months from the Effective Date. Additionally, Dagesh shall indemnify Dimex for any direct damages the cause of which occurred prior to the Effective Date, including for damages related to claims by Dagesh employees employed by Dimex. Dimex shall indemnify Dagesh for any damages the cause of which occurred after the Effective Date. The indemnification liability of each of Dimex and Dagesh are limited to direct damages only and is capped at NIS 800,000 (approximately $250,000).

6.	The agreement includes non-compete and non-solicitation provisions according to which Dagesh and its CEO, Mr. Roei Gasser, may not conduct business in the Field, directly or indirectly, and may not solicit Dimex employees, for a period of four years.